September 6, 2024

Robert K. Ortberg
Chief Executive Officer
The Boeing Company
929 Long Bridge Drive
Arlington, Virginia 22202

       Re: The Boeing Company
           Registration Statement on Form S-4
           Filed August 12, 2024
           File No. 333-281498
Dear Robert K. Ortberg:

     We have conducted a limited review of your registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4 Filed August 12, 2024
Cover Page

1. The disclosure in the second paragraph covering the merger consideration is difficult to follow. Consider providing an illustrative example(s), perhaps in tabular format, of the number of Boeing shares that will be issued for one share of Spirit based on the variations described. Discussing quotients, greater or less than prices, volume-weighted average prices, and number of trading days, while technically necessary, obscures the ability of a reader to understand what exactly they are receiving in the merger. Please revise.
Questions and Answers
Q: What happens if the Merger is not completed?, page 7

2. Please revise the Q&A to disclose which of the most material conditions of the Merger are able to be waived. Further, please revise the risk factor "Boeing and Spirit may waive one or more of the conditions to the Closing without resoliciting stockholder approval of
 September 6, 2024
Page 2

       the Merger Agreement Proposal and may terminate the Merger Agreement even if it has been adopted by Spirit Stockholders" on page 37 to describe what kinds of conditions could be waived and the negative effects it could have.
The Merger
Background of the Merger, page 65

3. We note that David Calhoun, your former President and Chief Executive Officer and who participated in the Merger negotiations between Boeing and Spirit, was succeeded by
       Robert Ortberg in August 2024. We also note your disclosures on pages 80 and 86 that the
       Boeing Board considered Patrick Shanahan, Spirit   s President and Chief
Executive
       Officer, as a candidate for the role of your President and Chief Executive Officer. Please revise to elaborate on this succession process, including when and how Robert Ortberg was elected over Patrick Shanahan and any potential or actual conflicts when negotiating
       the Merger. Further, please revise the    Executive Officers of the
Registrant    section to
       briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Robert Ortberg should serve as your director. Refer to
Item 401(e) of
       Regulation S-K.
4. We note your disclosures in this section that the Spirit Board considered and discussed
       Spirit   s potential divestiture to Airbus Group of certain facilities and operations that
       support Airbus programs, including the potential impact thereof on a potential strategic transaction with Boeing. We also note that it is a closing condition that Spirit complete the divestiture of the Spirit Airbus Business. Please revise to elaborate on why the Spirit
       Board and Boeing Board considered this divestiture to be material to the Merger.
Recommendation of the Spirit Board and Its Reasons for the Merger, page 91

5.     We note your disclosure here that the Spirit Board considered    Spirit
 s standalone
       strategic plan and related financial projections.    We also note your
disclosure on page 69
       regarding certain financial information    reflecting Spirit   s view as
to its financial outlook
       and prospects    that were prepared in February 2024. Please revise to
clarify whether these
       referenced financial projections are materially the same as the projections included in the registration statement on pages 96 through 99, and clearly use defined terms. If the projections are materially different, please explain these differences, what changes were made and why.
Spirit Unaudited Forecasted Financial Information, page 96

6. We note your disclosures in paragraphs 1 and 2 of page 97 that certain important factors may adversely affect your projections. Please expand the discussion of your material assumptions underlying the projections, quantifying where applicable. Additionally, please revise to provide detailed quantitative disclosure describing the basis for your projected net revenues and the factors or contingencies that would affect such growth ultimately materializing.
7. We note that your financial projections present five years of forecasts. Please revise to discuss the basis of the projections and if the forecasts reflect more than assumptions about growth rates.
 September 6, 2024
Page 3
Information About Boeing
Security Ownership of Certain Beneficial Owners and Management, page 271

8. Please add a table that reflects the ownership of Boeing after the transaction.
General

9.     Please furnish the information required by Item 9 of Form S-4.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jenny O'Shanick at 202-551-8005 or Jay Ingram at 202-551-3397 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:   Robert M. Hayward, P.C.